Exhibit 99.1
Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

For the Years ended March 31, 2016 and March 31, 2015

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2016 AND MARCH 31,2015

Independent Auditor's Report

To the Management of Merx Aviation Finance, LLC and its subsidiaries

We have audited the accompanying consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries, which comprise the consolidated statement of financial position as at March 31, 2016 and March 31, 2015, and the related consolidated statement of operations, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merx Aviation Finance, LLC and its subsidiaries as at March 31, 2016 and March 31, 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers
Dublin, Ireland

16 June 2016

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	Notes	March 31, 2016	March 31, 2015
Current assets
Cash		$3,909	$4,366
Restricted cash		6,129	7,530
Interest receivable and other assets		8,196	17,782
Deferred income tax asset		—	1,450
Due from affiliates	3	913	160
Total current assets		19,147	31,288

Non-current assets
Aircraft held for lease, net of depreciation	5	746,247	591,659
Aircraft held for sale		1,600	—
Investment securities	7	266,052	270,098
Interest in joint venture	3, 8	1,439	12,993
Office equipment, net of depreciation		69	—
Total non-current assets		1,015,407	874,750
Total assets		$1,034,554	$906,038

Current liabilities
Debt	9	$50,260	$35,633
Deferred revenue		3,948	3,392
Interest payable		2,664	1,769
Due to affiliates	3	64	181
Accrued expenses and other liabilities		6,337	3,979
Total current liabilities		63,273	44,954

Non-current liabilities
Debt	9	815,920	654,766
Accrued maintenance liability		83,195	47,530
Lease deposit liability	10	10,028	8,451
Derivative financial liabilities	11	5,036	537
Deferred income tax liability	13	2	—
Total non-current liabilities		914,181	711,284
Total liabilities		$977,454	$756,238

Equity
Member’s equity		$62,124	$149,800
Cash flow hedge reserve		(5,024)	—
Total equity		$57,100	$149,800

Total liabilities and equity		$1,034,554	$906,038

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Notes	For the year ended March 31, 2016	For the year ended March 31, 2015
Revenues
Lease revenue	12	$78,032	$43,189
Investment income		32,515	31,283
Redelivery income		6,632	4,634
Management fee income	3	1,618	1,031
Other income		238	687
Total revenues		$119,035	$80,824

Expenses
Interest expense		$58,988	$45,114
Depreciation and amortization expense		33,947	20,845
Compensation expenses and benefits		4,700	4,821
Management fee expense		2,465	1,233
Selling, other general and administrative expenses	3	4,134	1,445
Total expenses		$104,234	$73,458

Other income (expenses)
Interest in losses in joint venture		$(7,673)	$(2,071)
Gain (loss) on sale of aircraft		38	(1,234)
Fair value movement in derivative financial liabilities	11	525	(537)
Net profit before taxes		$7,691	$3,524
Income tax (provision) benefit	13	(2,184)	1,446
Net profit after taxes		$5,507	$4,970
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(in thousands)

	For the year ended March 31, 2016	For the year ended March 31, 2015
Net profit after taxes	$5,507	$4,970
Other comprehensive loss
Movement in cash flow hedge reserve	(5,024)	—
Total other comprehensive loss	$(5,024)	$—
Total comprehensive income	$483	$4,970

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY
(in thousands)

	Cashflow hedge reserve	Member’s equity	Total equity
Balance at March 31, 2014	$—	$131,330	$131,330
Capital contribution	—	13,500	13,500
Net profit after taxes	—	4,970	4,970
Balance at March 31, 2015	$—	$149,800	$149,800
Distribution to member	—	(93,183)	(93,183)
Net profit after taxes	—	5,507	5,507
Movement in cash flow hedge reserve	(5,024)	—	(5,024)
Balance at March 31, 2016	$(5,024)	$62,124	$57,100

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended March 31, 2016	For the year ended March 31, 2015
Cash Flows From Operating Activities:
Net profit after tax	$5,507	$4,970
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	33,947	20,845
(Gain) / loss on sale of aircraft	(38)	1,234
Fair value movement in derivative financial instruments	(525)	537
Interest in losses in joint venture	7,673	2,071
Changes in operating assets and liabilities net of effects of business acquired
Interest receivable and other assets	9,586	(11,339)
Deferred income tax assets and liabilities	1,452	(1,450)
Due from affiliates	(753)	(90)
Interest payable	895	665
Accrued expenses and other liabilities	620	2,173
Deferred revenue	556	2,958
Due to affiliate	(117)	181
Net cash provided by operating activities	$58,803	$22,755
Cash Flows From Investing Activities:
Acquisition of aircraft	$(96,604)	$(96,474)
Acquisition of office equipment	(72)	—
Acquisition of business	(32,133)	—
Proceeds from disposal of aircraft	14,305	12,018
Purchase of investment securities	(22,862)	—
Receipts from investments in securities and joint venture	30,789	27,782
Movement in restricted cash	1,401	(7,530)
Lease deposits returned	(323)	1,018
Maintenance reserves claims	(1,574)	(541)
Maintenance reserves receipts	17,508	5,777
Net cash used in investing activities	$(89,565)	$(57,950)
Cash Flows From Financing Activities:
Drawdown of debt	$229,770	$51,750
Repayments of debt	(106,282)	(17,520)
Distribution to members	(93,183)	—
Net cash provided by financing activities	$30,305	$34,230
Net Decrease in Cash	$(457)	$(965)
Cash, Beginning of Year	$4,366	$5,331
Cash, End of Year	$3,909	$4,366

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental Disclosure	For the year ended March 31, 2016	For the year ended March 31, 2015
Cash paid for interest	$56,040	$44,449
Cash paid for tax	$173	$4
Non-cash activities:
Drawdown of notes payable	$51,054	$319,743
Transfer of maintenance reserve and security deposit	$5,454	$45,836
Member capital contribution	$—	$13,500
Acquisition of aircraft	$(34,194)	$(379,079)
Acquisition of business	$(22,314)	$—
The accompanying notes are an integral part of these consolidated financial statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except share and per share amounts)
Note 1. Organization
Merx Aviation Finance, LLC ("Merx"), a Delaware limited liability company, was formed under the name “Merx Aviation Finance Holdings II, LLC”. Merx was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% membership interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% membership interest in Merx. In connection with the exchange all debt (the “Revolver”, discussed in Note 3) and equity due to AIC held by Holdings, LLC was assumed by the Merx, and in return Merx received equity in Holdings, LLC. Merx commenced operations March 31, 2014 and elected a fiscal year end of March 31. On August 1, 2014 Merx changed its name to “Merx Aviation Finance, LLC”. AIC was the sole member of Merx as of March 31, 2016. In addition to consolidating its subsidiaries incorporated in the United States, Merx also consolidated subsidiaries incorporated under the laws of Ireland, and the laws of the United Kingdom. Merx and its subsidiaries (“Merx Aviation”, the “Company”, “we”, “us”, or “our”) is principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company’s executive offices and employees are based in New York City, New York, and all employees are directly employed by Merx Aviation.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation - The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.
Risk and Uncertainties - In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Business Combinations - An acquisition of a business, an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors, is a business combination. Determining whether the acquisition meets the definition of a business combination requires judgment to be applied on a case by case basis.
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under selling, general and administrative expenses.
Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. The non-controlling interest is measured at fair value or at the proportion of the acquired entity's identifiable net assets as elected for each business combination.

Cash - Cash held at U.S. financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Cash is carried at cost which approximates fair value. The Standards & Poor's credit rating of J.P. Morgan & Chase N.A for the year ended March 31, 2016 was A+ and Allied Irish Bank plc was BB+.
Aircraft Held for Lease and Depreciation - Aircraft held for lease are stated at cost and depreciated using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value.
In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft.
When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.
Aircraft Held for Sale - Aircraft are classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Aircraft held for sale are recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell.
Repair and Maintenance of Aircraft - Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.
Impairment of Aircraft - We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its carrying value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.
 Investment Securities - Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Interest in Joint Venture - The Company recognizes interest in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss.
Derivative Financial Instruments - The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Derivatives are included in assets when their fair value is positive and liabilities when their fair value is negative, unless there is a legal ability and intention to settle net. Gains and losses from changes in fair values are recorded in the Consolidated Statements of Operations unless hedge accounting treatment is applied. During the year ended March 31, 2016, the Company elected to apply hedge accounting to its derivative instruments.

When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in Other Comprehensive Income ("OCI"), and the ineffective portion is recognized immediately in the Consolidated Statements of Operations. Amounts reflected in OCI related to the effective portion are reclassified into the Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects interest expense.

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in OCI at the time we discontinue hedge accounting is not recognized in our Consolidated Statements of Operations unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in Consolidated Statements of Operations when the hedged transaction affects interest expense.

When cash flow hedge accounting treatment is not applied, the changes in fair values between periods are recognized as a fair value movement in the Consolidated Statements of Operations. Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.

Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis.
Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Financial Position.

Fair Value Measurements - Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: One or more inputs to valuation techniques are significant and unobservable.
In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period.
Lease Revenue - The Company leases aircraft principally pursuant to operating leases and recognizes lease revenue on a straight-line basis over the term of the lease. The difference between the lease revenue recorded and the cash received under the provisions of the lease is included in other assets or deferred revenue, as appropriate. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectability.
All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance.Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. Accrued maintenance liability existing at the end of a lease is released and recognized as lease revenue at lease termination.
Redelivery Income - In some cases the Company may accept redelivery aircraft whose maintenance condition differs from that contracted. In such cases a cash payment may be agreed between the parties. Income is recognized on date of redelivery.
Investment Income - Interest income is recognized on an accrual basis. Discounts or premiums are accreted or amortized into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the security.
Expense - Expenses include interest expense, management fee expense, compensation expenses and benefits, selling, other general and administrative expenses. Expenses are recognized on an accrual basis.
Management Fees - Management fees are accounted for on an accruals basis.
Income Taxes - The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies.
One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.

The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.

Recent Accounting Pronouncements - In May 2014, the FASB issued guidance to establish a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions, and geographies. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Qualitative and quantitative information is required to be disclosed about: (1) contracts with customers, (2) significant judgments and changes in judgments, and (3) assets recognized from costs to obtain or fulfill a contract. The new guidance will apply to all entities. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue guidance.
In August 2014, the FASB issued guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance requires that management evaluate each annual and interim reporting period whether conditions exist that give rise to substantial doubt about the entity’s ability to continue as a going concern within one year from the financial statement issuance date, and if so, provide related disclosures. Disclosures are only required if conditions give rise to substantial doubt, whether or not the substantial doubt is alleviated by management’s plans. No disclosures are required specific to going concern uncertainties if an assessment of the conditions does not give rise to substantial doubt. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the financial statement issuance date. If substantial doubt is alleviated as a result of the consideration of management’s plans, a company should disclose information that enables users of financial statements to understand all of the following (or refer to similar information disclosed elsewhere in the footnotes): 1) principal conditions that initially give rise to substantial doubt, 2) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and 3) management’s plans that alleviated substantial doubt. If substantial doubt is not alleviated after considering management’s plans, disclosures should enable investors to understand the underlying conditions, and include the following: 1) a statement indicating that there is substantial doubt about the company’s ability to continue as a going concern within one year after the issuance date, 2) the principal conditions that give rise to substantial doubt, 3) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and 4) management plans that are intended to mitigate the adverse conditions. The new guidance applies to all companies. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.
In February 2015, the FASB issued new guidance which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Existing guidance includes different requirements for performing a consolidation analysis if, among other factors, the entity under evaluation is any one of the following: (1) a legal entity that qualifies for the indefinite deferral under the amended consolidation rules, (2) a legal entity that is within the scope of the amended consolidation rules, or (3) a limited partnership or similar entity that is considered a voting interest entity. Under the new guidance, all reporting entities are within the scope of the new standard, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions (e.g., are both customary and commensurate with the level of effort required for the services provided) no longer cause decision makers to consolidate variable interest entities (each a “VIE”) in certain instances. The new guidance places more emphasis in the consolidation evaluation on variable interests other than the fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the new guidance reduces the extent to which related party arrangements cause an entity to be considered a primary beneficiary. The indefinite deferral of the amended consolidation rules for certain investment funds has been eliminated and a scope exception from the new consolidation standard has been added for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the 1940 Act for registered money market funds. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period, and adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the new guidance using either a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or by applying the amendments retrospectively.
The Company is in the process of evaluating the impact that these new pronouncements will have on its consolidated financial statements.

Note 3. Related Party Arrangements
The Company is party to an administration agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that Merx Aviation will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, Merx Aviation will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator's overhead in performing its obligations. For the year ended March 31, 2016, the Company paid $150 (2015: $150) to AIA for the provision of administrative services. Apollo Global Management (“AGM”) is an affiliate of both AIA and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
The Company is party to an Asset Management Agreement with an affiliate, Apollo Credit Opportunity Fund III (“COF III”), under which Merx Aviation provides administrative and asset services. For providing these services, the Company receives management fees. For the year ended March 31, 2016, the operating Company recognized $1,618 (2015: $1,031) in management fee income from COF III.
The Company through its subsidiaries has invested in fixed rate notes and junior profit participating notes issued by an affiliate, Merx Aviation GA Telesis 1 Limited (“Merx GAT”), of which the company holds 47.5% ownership interest through a joint venture with other parties. The Company’s share of Merx GAT net loss, as well as assets and liabilities, are disclosed in the consolidated financial statements and expanded upon in Note 8.
In March 2014, AIC issued a revolving credit facility ("Revolver") to the Company with interest rate of 12% and maturity date of October 2018. See Note 9 for additional disclosure.
The following related party balances are included in the Consolidated Statements of Financial Position.

	March 31, 2016	March 31, 2015
Due from affiliates
Management fees - COF III	$913	$85
Expense reimbursements - Merx GAT	—	75
Due from affiliates	$913	$160

Due to affiliates
Expense reimbursements - AGM	$44	$181
Expense reimbursements - AIC	20	—
Due to affiliates	$64	$181

Note 4. Business Combinations
During the year ended March 31, 2016, the Company completed the purchase of 100% of the ordinary share capital of four entities incorporated under the laws of Ireland. The total cash consideration paid was $54,447. The following is a summary of the allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and the liabilities assumed at the closing date. As of March 31, 2016, we had finalized all known measurement period adjustments.

Amounts Recognized as of the closing date
Aircraft, held for lease	$70,625
Lease deposit liability	(1,900)
Accrued maintenance liability	(14,278)
Fair value of net assets acquired	$54,447
Total consideration paid	$54,447

The acquired businesses contributed revenues of $997 to the Company from date of purchase to March 31, 2016.

Note 5. Aircraft Held for Lease
The following table shows the changes in aircraft held for lease, net of depreciation for the years ended March 31, 2016 and March 31, 2015. See Note 12 for additional disclosure on geographic breakdown of aircraft held for lease.

	March 31, 2016	March 31, 2015
Beginning balance	$591,659	$149,777
Acquisitions	130,936	475,553
Acquired in business combination	70,625	—
Dispositions, net of related accumulated depreciation	(14,267)	(13,252)
Depreciation	(32,706)	(20,419)
Ending balance	$746,247	$591,659

Note 6. Unconsolidated Variable Interest Entities
The Company, through its subsidiaries, has investments in certain securitization vehicles; however the Company does not have the power to direct the activities that most significantly impact economic performance. As such, the Company is not considered to be the primary beneficiary, and therefore does not include these VIEs in consolidation. The securitized vehicles are in the business of owning and leasing aircrafts. At March 31, 2016 VIE’s total assets is $1,585,359 (2015: $1,651,324) and total liabilities is $1,591,876 (2015: $1,674,134). The Company’s maximum exposure is limited to its investments, $245,808 (2015: $270,098).
Note 7. Investment Securities
The following table shows the changes in investment securities for the years ended March 31, 2016 and March 31, 2015.

As of March 31, 2016
	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured corporate debt
Securities held for investment	January 2018	$64,525	$69,872
Securities held for investment	July 2020	170,867	175,936
Securities held for investment	January 2020	20,244	20,244
Total investment securities		$255,636	$266,052

As of March 31, 2015
	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured corporate debt
Unsecured securities held for investment	January 2018	$87,481	$90,857
Unsecured securities held for investment	July 2020	176,377	179,241
Total investment securities		$263,858	$270,098

The fair value of the investments approximates their amortized cost. The fair value has been estimated by management using Level 3 inputs, by management in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments. No impairment was recorded during the years ended March 31, 2016 and March 31, 2015.
Note 8. Interest in Joint Venture
As detailed in Note 3, the Company, through its subsidiaries, has an investment in a joint venture, Merx GAT. The Company recorded the investment at cost and adjusted each period for the Company’s share of the investee’s income or loss. Summarized financial information of the joint venture is set out below:

	As of March 31, 2016	As of March 31, 2015
Total assets	$5,082	$53,798
Total liabilities	(29,865)	(62,428)
Total deficit	$(24,783)	$(8,630)

Note 9. Debt
Interest on Revolver and other notes payable is paid on a monthly or quarterly basis at various interest rates. See Note 3 for additional disclosure on Revolver.
Many of the Company’s aircraft were partially financed with debt such as Revolver and notes payable. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each debt instrument approximates its amortized cost. Management determines fair value based on level 3 inputs.
The Company's outstanding debt obligations as of March 31, 2016 were as follows:

	Issuance Date	Original Principal	Outstanding Borrowing	Amortized Cost	Interest Rate
Revolver due October 2018	Mar-14	$403,084	$403,084	$403,084	12.00%
Note Payable due December 2018	Aug-13	10,000	6,917	6,874	6.72%
Note Payable due December 2018	Aug-13	11,000	7,681	7,634	6.73%
Note Payable due March 2024*	Mar-14	22,000	19,372	19,064	4.44%
Note Payable due March 2024*	Apr-14	22,000	19,346	19,038	4.44%
Note Payable due July 2018*	Mar-15	20,992	18,373	18,174	2.94%
Note Payable due February 2021*	Mar-15	24,182	21,556	21,260	2.94%
Note Payable due April 2017*	Mar-15	9,325	8,054	7,988	2.94%
Note Payable due July 2018*	Mar-15	12,162	10,782	10,669	2.94%
Note Payable due August 2023*	Mar-15	26,813	24,784	24,460	2.94%
Note Payable due September 2023*	Mar-15	26,813	24,812	24,488	2.94%
Note Payable due February 2019*	Mar-15	20,311	17,915	17,703	2.94%
Note Payable due November 2017*	Mar-15	17,654	15,641	15,488	2.94%
Note Payable due December 2025*	Mar-15	32,198	30,245	29,844	2.94%
Note Payable due October 2022*	Mar-15	21,127	19,301	19,046	2.94%
Note Payable due September 2022*	Apr-15	28,740	26,310	25,956	2.94%
Note Payable due February 2018	Jul-15	7,580	6,426	6,301	4.55%
Note Payable due April 2017	Jul-15	7,570	6,372	6,295	4.39%
Note Payable due May 2023*	Sept -15	56,500	53,158	51,191	2.99%
Note Payable due Oct 2023*	Sept -15	36,000	36,000	36,000	4.45%
Note Payable due October 2020	Feb-16	12,500	12,405	12,107	3.51%
Note Payable due December 2020	Feb-16	12,975	12,975	12,671	3.52%
Note Payable due February 2021	Feb-16	8,750	8,677	8,449	3.51%
Note Payable due March 2021	Feb-16	8,750	8,677	8,450	3.51%
Note Payable due April 2024	Feb-16	55,000	55,000	53,946	3.91%
Total			$873,863	$866,180

* Variable interest notes

The Company's outstanding debt obligations as of March 31, 2015 were as follows:

	Issuance Date	Original Principal	Outstanding Borrowing	Amortized Cost	Interest Rate
Revolver due October 2018	Mar-14	$352,084	$352,084	$352,084	12.00%
Note Payable due December 2018	Aug-13	10,000	8,200	8,141	6.72%
Note Payable due December 2018	Aug-13	11,000	9,054	8,989	6.73%
Note Payable due April 2015	Sep-13	7,500	4,852	4,852	5.79%
Note Payable due March 2024*	Mar-14	22,000	20,786	20,438	4.17%
Note Payable due April 2024*	Apr-14	22,000	20,758	20,412	4.17%
Note Payable due April 2017	Jun-14	72,000	67,469	66,790	4.17%
Note Payable due July 2018*	Mar-15	20,992	20,992	20,709	2.72%
Note Payable due February 2021*	Mar-15	24,182	24,182	23,851	2.77%
Note Payable due April 2017*	Mar-15	9,325	9,325	9,201	2.77%
Note Payable due August 2023*	Mar-15	26,813	26,813	26,445	2.78%
Note Payable due September 2023*	Mar-15	26,813	26,813	26,445	2.78%
Note Payable due July 2018*	Mar-15	12,162	12,162	11,997	2.77%
Note Payable due February 2019*	Mar-15	20,311	20,311	20,036	2.77%
Note Payable due November 2017*	Mar-15	17,654	17,654	17,416	2.77%
Note Payable due December 2025*	Mar-15	32,198	32,198	31,756	2.77%
Note Payable due October 2022*	Mar-15	21,127	21,127	20,837	2.77%
Total at March 31, 2015			$694,780	$690,399

* Variable interest notes

Scheduled repayments of these notes over the next five years and thereafter are as follows:

As of March 31, 2016		As of March 31, 2015
Years ending March 31,	Amount	Years ending March 31,	Amount
2017	$50,260	2016	$35,633
2018	75,002	2017	33,588
2019	481,400	2018	99,750
2020	38,424	2019	409,133
2021	55,639	2020	26,634
Thereafter	165,455	Thereafter	85,661
Total	$866,180	Total	$690,399
Note 10. Lease Deposit Liability
As of March 31, 2016, cash security deposits in connection with lease agreements amounted to $10,028 (2015: $8,451). Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, at March 31, 2016 the Company held letters of credit in lieu of cash security deposits that amounted to $5,261 (2015: $2,819).
Note 11. Derivative Financial Liabilities
The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its notes payable. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a fixed rate to a floating rate or from one floating rate to another. Under the swap transactions, the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments measured at fair value are calculated using Level 2 inputs.
The table below shows the fair values of derivative financial instruments, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.

As of March 31, 2016
	Contract notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$248,166	$—	$(5,036)

As of March 31, 2015
	Contract notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$144,916	$—	$(537)

Note 12. Lease Revenue
Minimum future lease payments
The minimum future lease payments on non-cancelable operating leases of aircraft in our fleet are as follows:

As of March 31, 2016		As of March 31, 2015
Years ending March 31,	Amount	Years ending March 31,	Amount
2017	$94,831	2016	$76,012
2018	85,177	2017	76,011
2019	69,324	2018	55,398
2020	55,079	2019	35,902
2021	45,874	2020	34,010
Thereafter	63,447	Thereafter	135,590
Total	$413,732	Total	$412,923

Geographic and credit risks
Lease rental revenue is derived mainly from leasing aircraft to various operators around the world. Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $2,629 (2015: $2,629) for the year ended March 31, 2016.
Carrying value of aircraft held for lease and lease revenues by geographic area for the years ended March 31, 2016 and March 31, 2015 were as follows:

	Carrying value as of March 31, 2016%		Lease revenue for the year ended March 31, 2016%
Asia/Pacific	$234,159	31%	$17,762	23%
Africa	19,153	3%	2,095	3%
Europe	131,537	18%	22,699	29%
North America	181,388	24%	13,034	17%
Latin America	180,010	24%	22,442	28%
Total	$746,247	100%	$78,032	100%

	Carrying value as of March 31, 2015%		Lease revenue for the year ended March 31, 2015%
Asia/Pacific	$111,776	19%	$47	0%
Africa	20,370	3%	45	0%
Europe	140,655	24%	15,491	36%
North America	115,668	20%	8,668	20%
Latin America	188,226	32%	18,938	44%
Off Lease	14,964	2%	—	—
Total	$591,659	100%	$43,189	100%

Note 13. Income Taxes
One of the Company's subsidiaries is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the U.S. where our operations are conducted and income is earned. Net profit before income taxes for the year March 31, 2016 was $7,691 (2015: $3,524). The components of the income tax provision consisted of the following:

	For the year ended March 31,2016	For the year ended March 31,2015
Current income tax provision
Domestic tax	$732	$4
Current income tax provision	732	4
Deferred income tax provision
Domestic tax	1,452	(1,452)
Foreign tax	—	2
Deferred income tax provision (benefit)	1,452	(1,450)
Total income tax provision (benefit)	$2,184	$(1,446)
The Company does not have significant deferred tax assets and liabilities at March 31. 2016. Significant components of the Company’s domestic deferred tax assets and liabilities at March 31, 2015 consisted of the following:

	Assumed from Merx Holdings LLC	For the period to March 31, 2015	Year Ended March 31, 2015
Deferred tax assets
Compensation and benefits	$249	$249	$—
Net operating loss	2,927	234	2,693
Other deductions	108	108	-
Total deferred tax assets	$3,284	$591	$2,693
Deferred tax liabilities
Depreciation	$(1,512)	$(533)	$(979)
Compensation and benefits	—	249	(249)
Other deductions	—	13	(13)
Total deferred tax liabilities	$(1,512)	$(271)	$(1,241)

Valuation allowance	(1,772)	(1,772)	—
Net deferred tax	$—	$(1,452)	$1,452

The Company did not have net taxable operating loss ("NOL") carry forward available at March 31, 2016 (2015: $7,694) to offset future taxable income subject to U.S. graduated tax rates. If not utilized, the Company's prior year NOLs would begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company is subject to examination by taxing authorities in the U.S. for all periods since 2013.

Note 14. Commitments and Contingencies
There were no commitments and contingencies as of March 31, 2016.

Note 15. Subsequent Events
The Company has evaluated subsequent events through June 16, 2016, the date these financials were authorized for issuance. Management has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in the consolidated financial statements.